Exhibit 99.1

Medigus Subsidiary, Eventer, Signs Contracts

With the Israel Gymnastics Federation and the Table Tennis Associations of Israel

Tel Aviv, Israel – February 28, 2022 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, announced that its 47.69% owned subsidiary, Eventer Technologies Ltd. (“Eventer”), a developer of a technology platform enabling producers and venues to create virtual conferences and events including a smart ticketing solution, signed contracts with the Israel Gymnastics Federation and Table Tennis Association.

Eventer has developed a unique event management system that allows its customers to increase sales volume and reduce the resources invested in marketing tools that are intended to increase exposure and sales. Eventer has an exclusive license to use the Screenz.live platform that offers high-quality video conferencing for thousands of participants. Eventer’s engagement with the Israel Gymnastics Federation and Table Tennis Association underscore its efforts to expand its reach into sports, in an attempt to broaden its customer base beyond entertainment events and virtual conferences.

Israel Gymnastics Federation and Table Tennis Association intends to utilize Eventer's platform and solutions in order to sell tickets and promote their events, in an effort designed to reach a wider global audience. As part of the planned engagement, Eventer will provide a video and recording team, sales and marketing services and will broadcast the live or recorded events.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus' affiliations in the medical solutions arena include ownership in Polyzion Ltd. and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs' Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party website.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Miri Segal

CEO

MS-IR LLC

+1-917-607-8654

msegal@ms-ir.com